UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Auspex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number)

Thomas, McNerney & Partners II, L.P.
45 South Seventh Street, Suite 3060
Minneapolis, MN 55402
(612) 465-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05211J102	13D	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Thomas, McNerney & Partners II, L.P. (“TMP II”) 41-2019635
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,768,041 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,768,041 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,768,041 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05211J102	13D	Page 3 of 21 Pages

_______________________________________

(1)
This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.

(2)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

CUSIP No. 05211J102	13D	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TMP Associates II, L.P. (“TMPA II”) 71-0919539
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,885 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 17,885 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,885 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05211J102	13D	Page 5 of 21 Pages

_______________________________________

(1)
This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.

(2)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

CUSIP No. 05211J102	13D	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TMP Nominee II, LLC (“TMPN II”) 01-0743210
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,805 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 49,805 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,805 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 05211J102	13D	Page 7 of 21 Pages

_______________________________________

(1)
This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.

(2)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

CUSIP No. 05211J102	13D	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Thomas, McNerney & Partners II, LLC (“TMP II LLC”) 94-3393928
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,785,926 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,785,926 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,785,926 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 05211J102	13D	Page 9 of 21 Pages

_______________________________________

(1)
This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.

(2)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

CUSIP No. 05211J102	13D	Page 10 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James Thomas (“Thomas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,835,731 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,835,731 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,835,731 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05211J102	13D	Page 11 of 21 Pages

_______________________________________

(1)
This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.

(2)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

CUSIP No. 05211J102	13D	Page 12 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Peter McNerney (“McNerney”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 49,805 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 49,805 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,805 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05211J102	13D	Page 13 of 21 Pages

_______________________________________

(1)
This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.

(2)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

CUSIP No. 05211J102	13D	Page 14 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alex Zisson (“Zisson”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,785,926 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,785,926 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,785,926 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05211J102	13D	Page 15 of 21 Pages

_______________________________________

(1)
This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.

(2)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

CUSIP No. 05211J102	13D	Page 16 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Eric Aguiar (“Aguiar”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,785,926 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,785,926 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,785,926 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05211J102	13D	Page 17 of 21 Pages

_______________________________________

(1)
This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.

(2)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

CUSIP No. 05211J102	13D	Page 18 of 21 Pages

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on February 20, 2014 (the “Original 13D,” and, together with Amendment No. 1, the “Schedule 13D”) filed by the Reporting Persons, and relates to common stock $0.0001 par value (the “Common Stock”) of Auspex Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 3366 N. Torrey Pines Court, Suite 225, San Diego, CA 92037.  This Amendment No. 1 is being filed to disclose the change in beneficial ownership of the Issuer’s Common Stock by the Reporting Persons in connection with an underwriten public offering of the Issuer’s Common Stock which closed on January 28, 2015 (the “Offering”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 2.    Identity and Background.

This Amendment No. 1 amends and restates in its entirety Item 2 of the Original 13D as set forth below:

(a) This schedule is filed by TMP II, TMPA II, TMPN II, TMP II LLC, Thomas, McNerney, Zisson and Aguiar. TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. Zisson is a director of the Issuer. The persons and entities named in this item are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record. TMP II, TMPA II and TMPN II are collectively referred to herein as the “TMP Entities.”

(b) The address of the principal place of business for the Reporting Persons is 45 South 7th Street, Suite 3060, Minneapolis, MN 55402.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TMP II and TMPA II is a Delaware limited partnership.  Each of TMPN II and TMP II LLC is a Delaware limited liability company. Each of Thomas, McNerney, Zisson and Aguiar is a United States citizen.

CUSIP No. 05211J102	13D	Page 19 of 21 Pages

Item 5.     Interest in Securities of the Issuer.

This Amendment No. 1 amends and restates Item 5 of the Original 13D in its entirety as set forth below:

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
TMP II	4,768,041	4,768,041	0	4,768,041	0	4,768,041	15.7%
TMPA II	17,885	17,885	0	17,885	0	17,885	0.1%
TMPN II	49,805	49,805	0	49,805	0	49,805	0.2%
TMP II LLC (2)	0	4,785,926	0	4,785,926	0	4,785,926	15.7%
Thomas (3)(4)	0	0	4,835,731	0	4,835,731	4,835,731	15.9%
McNerney(4)	0	0	49,805	0	49,805	49,805	0.2%
Zisson (3)(5)	0	0	4,785,926	0	4,785,926	4,785,926	15.7%
Aguiar (3)	0	0	4,785,926	0	4,785,926	4,785,926	15.7%

(1)
The percentage is based on an aggregate of 30,482,166 shares of Common Stock reported to be outstanding immediately after the Issuer’s secondary public offering in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on January 23, 2015.

(2)	TMP II LLC is the general partner of TMP II and TMPA II.

(3)	The Reporting Person is a managing director of TMP II LLC. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(4)	The Reporting Person is a manager of TMPN II. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(5)	The Reporting Person is a director of the Issuer.

(c) On January 21, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-201387) in connection with a public offering of 4,000,000 shares of Common Stock was declared effective. The closing of the public offering took place on January 28, 2015, and at such closing the TMP Entities sold an aggregate of 730,000 shares of Common Stock at a net  price of $53.11 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of the joint Schedule 13D.

CUSIP No. 05211J102	13D	Page 20 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 13, 2015

THOMAS, MCNERNEY & PARTNERS II, L.P.		THOMAS, MCNERNEY & PARTNERS II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ James Thomas
James Thomas, Manager
By:	/s/ James Thomas
James Thomas, Manager

TMP ASSOCIATES II, L.P.		TMP NOMINEE II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ James Thomas
James Thomas, Manager
By:	/s/ James Thomas
James Thomas, Manager

/s/ James Thomas		/s/ Pete McNerney
JAMES THOMAS		PETE MCNERNEY

/s/ Alex Zisson		/s/ Eric Aguiar
ALEX ZISSON		ERIC AGUIAR

CUSIP No. 05211J102	13D	Page 21 of 21 Pages

EXHIBIT 99.1

AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Auspex Pharmaceuticals, Inc.

EXECUTED this 13th day of February, 2015.

THOMAS, MCNERNEY & PARTNERS II, L.P.		THOMAS, MCNERNEY & PARTNERS II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ James Thomas
James Thomas, Manager
By:	/s/ James Thomas
James Thomas, Manager

TMP ASSOCIATES II, L.P.		TMP NOMINEE II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ James Thomas
James Thomas, Manager
By:	/s/ James Thomas
James Thomas, Manager

/s/ James Thomas		/s/ Pete McNerney
JAMES THOMAS		PETE MCNERNEY

/s/ Alex Zisson		/s/ Eric Aguiar
ALEX ZISSON		ERIC AGUIAR